BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), informs to its shareholders and to the market in general that it executed, on the present date, a Sale and Purchase Agreement of the Shares issued by Avex S.A. (“Avex”), one of leaders in the production of chicken-based food and margarines in Argentina, controlled by the Company, by means of which Granja Tres Arroyos S.A. and Fribel S.A. have agreed to jointly acquire 100% of the capital stock of Avex for an Enterprise Value equivalent to US$50,000,000.00 (fifty million US dollars). Avex operates 3 plants located in Llavalol, Villa Mercedes, and Rio Cuarto, all in Argentina, with a slaughtering capacity of 160 thousand birds/day and a processing capacity of approximately 10 thousand metric tons/month of products, such as margarines, sauces, olive oil, and ingredients for bakery.

The closing of the agreement is subject to the verification of conditions precedent applicable to transactions of such nature.

The Company will keep its shareholders and the market duly and properly informed about any material repercussions regarding the transaction hereby mentioned.

São Paulo, December 19, 2018

Elcio Ito

Chief Financial and Investor Relations Officer